Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On February 21, 2025, Uniti Group Inc. (“Uniti”) discussed information regarding Uniti’s contemplated merger (the “Merger”) with Windstream Holdings II, LLC (“Windstream”) on a call reporting Uniti's fourth quarter 2024 financial results. A transcript of the call is available below.

Event ID:   139207443116
Event Name: Q4 2024 Uniti Group Inc Earnings Call
Event Date: 2025-02-21T13:30:00 UTC

P: Operator;;
C: Bill DiTullio;Uniti Group Inc;Senior Vice President, Investor Relations & Treasury
C: Kenneth Gunderman;Uniti Group Inc;President, Chief Executive Officer, Director
C: Paul Bullington;Uniti Group Inc;Chief Financial Officer, Senior Vice President, Treasurer
P: Gregory Williams;TD Cowen;Analyst
P: Frank Louthan;Raymond James & Associates;Analyst
P: Bora Lee;RBC Capital Markets LLC;Analyst

+++ presentation

Operator^ Good morning and welcome to today's conference call to discuss Uniti's fourth quarter and full year 2024 earnings results. My name is Gigi and I'll be your operator for today. Today's call is being recorded, and a webcast will be available on the company's Investor Relations website, investor.uniti.com, beginning today and will remain available for 365 days. At this time, all participants are in a listen-only mode. Participants on the call will have the opportunity to ask questions following the company's prepared comments.

It is now my pleasure to introduce Bill DiTullio, Uniti's Senior Vice President of Investor Relations & Treasurer. Please begin.

Bill DiTullio^ Good morning, everyone, and thank you for joining today's conference call to discuss Uniti's fourth quarter and full year 2024 results. Speaking on the call today will be Kenny Gunderman, our CEO; and Paul Bullington, Uniti's CFO.

Before we get started, I would like to quickly cover our Safe Harbor statement. Please note that today's remarks may contain forward-looking statements. These statements include, but are not limited to, statements about our 2025 outlook, expectations regarding lease-up of our network, demand trends, business strategies, growth prospects, the benefits of the proposed transaction between Uniti and Windstream, including future financial and operating results of either company or the combined company. Statements related to the expected timing of the completion of the transaction and combined company plans and other statements that are not historical facts.

Please also note that Uniti and Windstream, through the entity that will be the combined parent company following the merger, have filed a Form S-4 registration statement with the SEC which was declared effective by the SEC on February 12, 2025, and includes a definitive proxy statement and prospectus that was mailed to Uniti stockholders on or about February 18, 2025, seeking their approval of the transaction-related proposals.

Investors are urged to read the definitive proxy statement and prospectus as it contains important information about the transaction. You may find information of how to request these documents in the presentation that accompanies this call. Numerous factors could cause actual results that differ materially from those described in the forward-looking statements. For more information on those factors, please see the section titled forward-looking statements in the accompanying presentation and the Risk Factors section of the filed Form S-4.

With that, I would now like to turn the call over to Kenny.

Kenneth Gunderman^ Thanks, Bill. Good morning, everyone, and thank you for joining. 2024 was the most consequential year in Uniti's history. We delivered on our promises and executed exceptionally well. The strategic and balance sheet moves we made during the year have futureproofed our business and positioned us to create real shareholder value.

Our strategic recurring revenue, adjusted EBITDA and consolidated bookings growth of approximately 5%, 8% and 27%, respectively, not only underscore our strong execution but the continued strength and the demand for mission critical communications fiber.

Our balance sheet and liquidity remain strong, and we're proud to be the first commercial fiber provider to access the ABS market with resounding success. We believe the ABS market will be a terrific value accretive financing tool for us going forward. In addition, our current business plan is fully funded and in 2025, we expect Uniti will generate positive free cash flow.

And of course, we achieved our goal of positioning ourselves strategically to control our own destiny with our announced merger with Windstream. Our often-misunderstood MLA relationship will be simplified and with nine months of hindsight, the approximately 5 times EBITDA valuation paid looks increasingly attractive for our shareholders. The New Uniti will be extremely well positioned to benefit from the increasing demand from generative AI and of course, the convergence theme driving strategic value for fiber-to-the-home.

Our priorities for 2025 will not change materially. We will continue to focus on best-in-class execution and disciplined top-line growth of mid-single digits and high-single-digit adjusted EBITDA growth. As Paul will discuss later, we also expect to fully fund the business plan of New Uniti using ABS and other tools.

Lastly, we'll have a substantial focus on building new fiber, especially in the Kinetic footprint. For example, Windstream announced yesterday that they expect to roughly double the number of targeted homes passed with fiber for 2025 over 2024. As you might recall when we announced our merger with Windstream, we guided to an initial target of approximately 2.9 million homes. By the end of 2025, we expect to reach 2 million homes, which is two years earlier than originally expected.

As it relates to the pending merger with Windstream, we've received PUC approvals from 16 of the 18 jurisdictions requiring them, including Washington DC. And the shareholder vote to approve the merger has been set for April 2. I encourage all shareholders to vote at the upcoming Special Meeting. Based on where things stand today, we remain on track to close the transaction in the second half of this year and are optimistic we could close as early as July.

Moving to slide six, I could not be more pleased with our growth trajectory and strategy of being a pure play fiber provider in tier 2 and 3 markets. In the past several years, we've demonstrated predictable, solid mid-single-digit revenue growth and accelerated EBITDA growth as we hit real leverage in the business with a heavy focus on lease up of our existing infrastructure. All the while, we're achieving this growth, our capital intensity continues to come down.

As slides 7 and 8 highlight, in order for capital intensity to come down, we need to continue showing steady, predictable new sales. While we strive to grow bookings in correlation with our ever-expanding TAM, even with flat bookings and our industry leading monthly churn of 0.2%, we're still able to achieve mid-single-digit top-line growth.

In addition to steady bookings, capital intensity has continued to decline for other reasons. First, in 2018 and 2019, we undertook a heavy build cycle of new fiber largely in metro markets throughout the Southeast. Our capital intensity peaked at over 50%, but we assured investors that once past that build phase, we'd begin leasing up those assets with attractive incremental cash flow yields and capital intensity would drop.

We've delivered on that promise. Average paybacks on capital deployed have declined, and that theme should continue, especially as we remain disciplined in the approach of targeting 5% to 10% anchor cash flow yields with a lease up strategy that is currently targeting 27% on a blended basis. As an aside, we expect to have a similar robust three-to-four-year build cycle at Kinetic, but we'll likewise see capital intensity decline materially after the build is complete.

Finally, as we foreshadowed, NRCs continue to creep higher offsetting capital intensity, and we expect this trend to continue for the foreseeable future.

As I mentioned earlier, we had another strong quarter of new bookings. We previously stated that 2024 was expected to be a down year for wireless, but we actually ended the year flattish to 2023 and are encouraged by the activity we have seen so far in early 2025.

Flat wireless bookings were more than offset, however, by demand from other customers, including fiber-to-the-home carriers. The number of bookings Uniti saw relating to fiber-to-the-home carriers increased threefold in 2023 versus 2022, and we saw further growth in 2024.

As we previously mentioned, the demand from hyperscalers continues to represent a meaningful part of bookings. While hyperscaler bookings were very small in 2023, in just a year's time, they now represent about 20% of our full year bookings and we're confident this demand will continue. In fact, in addition to new deals, we're now seeing hyperscalers come back and lease more fiber from us on the same routes they leased from us originally.

Despite the year in big activity, only two of our top 20 customers in 2024 were hyperscalers. This demonstrates that we have a well-diversified customer base and that our business plan is not reliant upon targeting hyperscalers or any one particular type of customers for that matter.

Moving to slide nine, hyperscalers are spending approximately $300 billion annually and a meaningful percentage of that is being spent on digital infrastructure. We estimate the digital infrastructure TAM today to be around $40 billion with roughly $15 billion being spent on fiber and network investments. In five years, we see the TAM for both of these areas growing by 3 times to 5 times, creating an attractive opportunity for Uniti.

We also estimate that about 80% of the generative AI spend today is related to building large learning models for AI training purposes. We're pursuing and have won Fiber Infrastructure bills relating to training, but only where the transactions strategically expand our network at attractive economics.

Said differently, we're approaching hyperscaler deals during the learning phase as anchor deals with the expectation for material lease up in the future. In fact, although it is still early, we're very pleased with the progress we've made to date as the combined yields of our hyperscaler deals inclusive of lease up are already close to 20%.

As I've said numerous times before, we're most excited about the inference phase of AI, which today represents a minority of the spend, but in a few years is expected to be approximately 80% of the TAM. During the inference phase, users of AI will need distributed low latency, high bandwidth connectivity and our network is well-positioned to benefit from those trends.

During this phase, we expect to see increasing MRR associated from all high bandwidth users and lease up, continued lease up on the builds we're undertaking during the learning phase. As mentioned earlier, we're already starting to see hyperscalers come back to us for additional fiber on initial builds. In short, Uniti's executing well on our core strategy of providing mission-critical fiber and we're well-positioned for the future.

With that, I'll turn the call over to Paul.

Paul Bullington^ Thanks, Kenny. I'd like to begin by reviewing our fourth quarter performance, followed by an overview of our 2025 outlook. Uniti had another year of strong performance in 2024, with our core recurring strategic fiber business growing approximately 5%, while consolidated net success-based capital intensity continues to decline, ending the year at 27%. This all resulted in our full year 2024 consolidated revenue, adjusted EBITDA and AFFO being in line with our prior outlook.

As I'll cover in more detail in just a bit, our 2025 outlook reflects the strong tailwinds we continue to see in our recurring business, as well as the estimated impact from our recent ABS financing and partial redemption of the 10.5% secured notes. Finally, I'll end with additional commentary on our current balance sheet and capital structure. We've also provided Windstream's fourth quarter financial information in an 8-K filed with the SEC earlier this morning.

Please turn to slide 10, and I'll start with comments on our fourth quarter. We reported consolidated revenues of $293 million, consolidated adjusted EBITDA of $239 million, AFFO attributed to common shareholders of $92 million and AFFO per diluted common share of $0.35.

Combined gross capital expenditures for both Uniti Fiber and Uniti Leasing were $24.3 million during the fourth quarter, which was offset by upfront customer payments, totaling $23.6 million, resulting in net success-based CapEx of only $0.7 million for the quarter.

As I mentioned last quarter, there continue to be a number of encouraging trends in bookings that are driving this capital efficiency, including our continued focus on lease up and a higher mix of hyperscaler deals that generally come with higher NRCs.

At Uniti Leasing, we reported segment revenues of $222 million and adjusted EBITDA of $214 million, representing an adjusted EBITDA margin of 97% for the quarter. At Uniti Fiber, we reported revenues of $72 million and adjusted EBITDA of $31 million during the fourth quarter, resulting in an adjusted EBITDA margin of 43%.

As I alluded to earlier, slide 11 shows that our 2024 results were in line with our original 2024 guidance range provided early last year. Reported AFFO per share was lower than our original guidance due to the incremental interest from the $300 million add-on to our secured notes that was completed back in May and was not contemplated in our original outlook for 2024.

Turning to slide 12, our growth capital investment program continues to provide positive results for Uniti. And given our pending merger with Windstream, I wanted to highlight a key point which I believe the market is underappreciating. Kinetic and Uniti have invested a substantial amount of capital in the network, with almost $2.5 billion invested since 2015. These historical investments play a critical role in enabling Kinetic's industry leading fiber-to-the-home per passing cost.

While we estimate that backhaul equates to roughly 20% of the total cost of building fiber-to-the-home for others, Kinetic has previously absorbed much of this cost, having already built fiber to roughly 95% of its DSLAM nodes.

Please turn to slide 13, and I'll now cover our 2025 guidance. Our 2025 outlook includes the estimated impact from the recent ABS financing and partial redemption of the 10.5% senior secured notes. Our outlook excludes any impact from the expected merger with Windstream, future acquisitions, capital market transactions, and future transaction related and other costs not mentioned herein. Actual results could differ materially from these forward-looking statements.

Beginning with Uniti Leasing, we expect revenues and adjusted EBITDA to be $902 million and $872 million respectively at the midpoint. We expect to deploy $185 million of success-based CapEx at the midpoint of our guidance, of which, $175 million relates to Windstream GCI investments. We also expect the full $175 million of GCI investments for 2025 will be made in the first quarter.

At Uniti Fiber, we expect revenues and adjusted EBITDA to be $304 million and $125 million, respectively, at the midpoint for full year 2025, representing an EBITDA margin of approximately 41%. Net success-based CapEx for Uniti Fiber this year is expected to be $85 million at the midpoint of our guidance and represents a capital intensity of 28%. As a result of this strong financial performance and declining capital intensity, standalone Uniti is expected to be free cash flow positive on a consolidated basis in 2025. We expect full year AFFO to range between $1.40 and $1.47 per diluted common share with a midpoint of $1.43 per diluted share, representing a 6% increase from the prior year.

Slide 14 provides a comparison of our 2025 outlook ranges to 2024 actuals. As a reminder, guidance ranges for key components of our outlook are included in the appendix to our earnings presentation. At year end, we had approximately $656 million of combined unrestricted cash and cash equivalents and undrawn revolver capacity. Our leverage ratio was 5.8 times based on net debt to fourth quarter 2024 annualized adjusted EBITDA, excluding the debt and net contributions from the ABS loan facility.

Slide 15 illustrates how Uniti's cost of capital has improved significantly over the past two years. If you go back to this time two years ago, when we launched our 10.5% secured notes offering, our secured and unsecured debt was yielding over 12%. Fast forward to today, and our debt is currently yielding around 7.5%, a 500 basis points improvement in just two years. As a result, we've taken an opportunistic approach to strengthening our combined balance sheet, and we'll continue to look for opportunities across all of the debt markets to which we have access.

Most recently, as Kenny mentioned, we successfully completed our inaugural ABS transaction at a blended coupon of less than 6.5%. This transaction provided additional capital that we used to redeem a portion of those 10.5% notes in an attractive premium. This redemption, along with financing activities conducted by Windstream last year, successfully retires or extends a meaningful portion of our combined debt that was set to mature in 2028.

Regarding ABS, we continue to view that market as an attractive source of financing that complements our existing capital structure well, and we will continue to evaluate further opportunities to expand our current program. To that end, we believe that the potential incremental ABS capacity on our fiber assets at Uniti and the potential for ABS on the Kinetic assets represents a $1 billion plus near term opportunity for the combined company, with considerable incremental capacity potential above that over time.

On slide 16, we've provided a 2025 pro-forma view of revenue and adjusted EBITDA for New Uniti by each segment we expect to report on post-close. Both Kinetic and Fiber Infrastructure consist of a highly predictable core recurring revenue base that continues to grow and yield attractive margins.

As a reminder, our fiber-to-the-home platform will continue to be branded as Kinetic. Fiber Infrastructure will include our current Uniti Fiber and Uniti Leasing segments along with the Windstream wholesale segment, all of which are highly complementary and will combine to create a premier Fiber Infrastructure company with both national and deep regional capabilities, as well as a fiber network that is predominantly owned and operated.

Going forward as we continue to transition away from legacy services such as Windstream TDM services, we continue to expect the Kinetic and Fiber Infrastructure segments to realize low-to-mid-single-digit top-line growth with an improving margin profile.

With that, I'll now turn the call back over to Kenny.

Kenneth Gunderman^ Thanks, Paul. Slide 18 showcases the reach of New Uniti's insurgent fiber network, extending our successful strategy of targeting tier 2 and 3 markets for wholesale and enterprise now into residential fiber-to-the-home. Our true north is building fiber first in less competitive markets, giving us the right to win for many years into the future.

Including connected buildings, fiber to the tower and small cell connections, connected pops and data centers and the 4.4 million total homes within Kinetic's current footprint, Uniti will have the potential to reach over 5 million connected on ramps in largely unique locations, each driving increasing amounts of bandwidth onto our owned wholesale network.

Slide 19 highlights some of the benefits of bringing Uniti and Windstream together. At Uniti, we've been able to drive attractive financial results in large part because of our fully owned fiber network and associated owner's economics. Our combination with Windstream not only extends our fiber network materially but will bring large parts of Windstream's business on net immediately with a four-year plan to achieve virtually 100% on net.

As such, with owners economics and our same discipline growth strategy, we will eventually see similar economic trends in Windstream's business, including mid-single-digit revenue growth, growing EBITDA and declining capital intensity.

A big part of moving Windstream on net is transitioning Kinetic off of legacy-based copper systems and onto fiber. As mentioned earlier, by the end of 2025, we expect to have converted about 2 million of Kinetic's 4.4 million homes to fiber. And by 2029, we expect to have built fiber to between 3 million to 3.5 million homes. Lastly, we've aggressively managed out of legacy services at Uniti and plan to continue that strategy at the combined New Uniti.

Our ability to address the burgeoning hyperscaler opportunities is going to be enhanced as well. Windstream's whole cell network is highly complementary to ours on key routes, and Windstream's largely lit waves product capabilities are additive to our strong dark fiber portfolio.

On a combined basis, we'll be able to sell a full product suite and immediately begin selling into an expanded customer base given that Windstream has an incremental 40 different MLAs with hyperscalers to complement Uniti's current count of only four.

Finally, as we mentioned previously, we believe the real opportunity with generative AI is when the inference phase begins in earnest. With a dramatic increase in distributed endpoints coming with our Windstream combination, our ability to provide enhanced broadband connectivity with low latency increases materially.

We remain committed to making progress on numerous key initiatives between signing and closing of our transaction. First, both companies continue to execute well, and we continue to provide a unified Investor Relations outreach to help investors understand the New Uniti. Next, we're excited to have completed the simplification of our new pro-forma balance sheet at closing. Thus, paving the way to roll out our accelerated and expanded fiber-to-the-home plan.

We're also actively working with Kinetic on an integration plan to achieve our synergy goals. We expect to receive shareholder approval in April, and after that, we anticipate providing greater clarity on our ongoing plan, focusing primarily on the holistic Kinetic build plan, but also other key strategic initiatives.

Let me close by restating how excited we are for our pending merger with Windstream. The New Uniti is at the epicenter of the growing convergence theme, highlighting substantial strategic value of Kinetic and its scaled fiber-to-the-home platform. Our Fiber Infrastructure business is uniquely positioned to benefit from the explosion in broadband demand in general, including the demand being fueled by hyperscalers.

With that, we'd be happy to take your questions.

+++ q-and-a

Operator^ Thank you. (Operator Instructions) Greg Williams, TD Cowen.

Gregory Williams^ Kenny, I was just wondering on slide nine, it was super helpful about your excitement for the inference phase, just kind of curious about the timing of that. And the opportunity of inference in tier 2 and tier 3 markets because there's a thought that inference is really going to be in the availability zones and major metro markets. Just trying to gauge how you're going to win in the smaller tier 2 to 3 markets for inference. You did mention the Windstream is in 40 markets and maybe the opportunities there.

Second question is on just the AI bidding environment. How rational is the bidding environment with your competitors at the RFP table? I mean, you have disciplined, healthy yield, but on the deal, you don't win, do you suspect competitors are taking lower yields?

Kenneth Gunderman^ Good morning, Greg. All good questions. Let me make sure I hit them all. On the inference phase, yeah, I think it's already started, honestly, as we said, roughly 20% to 25% of the spend today is related to that. And we think that's going to grow. We're saying in our slide that, by 2030, that'll flip to 80% inference, and we think that'll just gradually increase that number over time.

And there's a tremendous amount of dollars being spent on innovation, whether it's from the big tech companies in the US or frankly around the world, there's just billions of dollars being invested by nation states and by various technology companies, obviously DeepSeek being an example of that. All of which we think just accelerates the proliferation of AI. So I don't think it's going to take five years for us to get to that 80% spend on inference, but that's what we're putting on the paper.

To your question about tier 2 and 3 markets versus tier 1, it's a recurring theme that our markets tend to be fast followers on some of the themes, whether it's going back to the wireless days of getting good cellular coverage and then eventually 4G and 5G. They started in the major metros and then hit our markets. And I don't think that's going to be any different for inference, because I do think there's got to be more investment made to push AI out to those regions.

But the flip side of that has always been true of us also, which is that's okay. We're getting there first to those markets and first to those regions with our fiber so that when the demand does come, we're there and we've been able to generally build moats around those markets and we'll capture our fair share or a disproportionate amount of that demand when the time comes. So we're excited about that.

And to your comment about the 40 Windstream markets from our prepared remarks, what I was actually referring to is 40 different customer relationships supported by existing MLAs with hyperscalers, which is really important. And at Uniti, we only have four, and we're developing more and more of those, but even with that, those four MLAs, we're driving the substantial demand that we talked about in our prepared remarks. And so on a combined basis, when you take that four and expand it to 44, having those existing relationships and those existing agreements in place cuts off a lot of negotiating time. Those MLAs take 6, 9, in some cases, 12 months to get in place. And so really helps accelerate our sales cycle.

So that's a little bit independent of your inference point, but I just wanted to get that out there because it maybe my prepared remarks weren't clear enough on that point. But we're very excited about that, about the combination with Windstream wholesale.

And look, on your question about the rational spending, it's a great question because we've definitely seen periods of time in the fiber business where irrational capital have pushed yields down, and so we have always stayed true to our 5% to 10% anchor yields with a really clear plan to lease up on top of that. And as I said in my prepared remarks, we're already seeing the early returns of that strategy in our hyperscaler deals. So over the past 12, 18 months of building these new hyperscaler deals, we've never given an exact yield for the anchor deals, but we've said they tend to be at the high end of that anchor range if not above.

But regardless, on a blended basis, with those initial economics plus lease up that we're already seeing, we're close to 20% yields on those deals. And so very excited about the future there and very excited about building more of these large infrastructure deals for hyperscalers to get the infrastructure further into our markets, to set up for that inference phase.

The competitive environment so far, to the heart of your question, Greg, we think has been rational. I can probably count on less than one hand the number of deals that we have lost at Uniti that we actually bid for. And I suspect that's because we were undercut on price perhaps, we don't know that definitively. But in reality, where we're really going for new business, we've got good enough customer relationships, and we've got network in the right places, and we've got a track record for executing with the various hyperscalers that we tend to win what we go after. And we're winning at economics that are good for us and for our hyperscaler customers.

So all that to say so far so good on the rationality of the market approaching lease spends or at least in our patch of the sandbox.

Operator^ Frank Louthan, Raymond James & Associates.

Frank Louthan^ So a couple of quick things. So you said you're going to rely on ABS funding largely going forward. What's an optimal mix that we can expect for the combined business for ABS versus other debt instruments?

And then I think you mentioned the GCI bills compressed and you're going to -- in the Q1, you're going to reach 2 million homes. Can you frame that in terms of the number of homes you expect to build? And then where will that end up with as far as the subscriber adds? Are you focusing more on the construction and a little less on the marketing this year or will that go in lockstep? And should we see an equivalent lift in the subs for the year?

Paul Bullington^ Hey, Frank. This is Paul. I'll take your first question on ABS and then maybe Kenny will take your second question on the Kinetic strategy for the year.

Frank, I think it's hard to box us into what I think is the optimal mix of ABS versus other more traditional debt, at least, in terms of Uniti's capital structure historically. We do think that we do have an appetite for more ABS. We think that the cost of that capital, the leverage profile of that in terms of the assets that we move into an ABS type facility we think is complementary to that and really enhances our cost of capital in the overall healthiness of our balance sheet.

So I do expect it to grow. I think over time, the optimal mix is -- we're going to stay open to adjusting with how the market moves on that. I think if ABS proves to be a lower cost of capital, more attractive source and that market continues to have a large appetite for debt, I think, you'll see us do more. But there are certainly times where the high yield markets and other markets have been highly attractive as well, particularly the unsecured side of the market which hasn't been open for a lot of high yield providers for a few years but is opening back up now in terms of the unsecured market which we'd like to make sure we have a healthy mix of that in our capital structure as well.

So not really answering your question in terms of an exact percentage, but I think we'd like to add more and we're going to continue to kind of move where the market says our best opportunity is for managing our capital structure to the lowest cost of capital on a go forward basis.

Kenneth Gunderman^ Frank, good morning. On your second question, so in 2024, Windstream built about 170,000 new homes. That seems like a low number, but in reality, it was building to a lot of the subsidized homes with RDOF and PPP. And so those are longer builds and so the number just is lower for that reason.

But it set us up for a substantially higher number in 2025 as we focus on more strategic builds, which are the non-subsidized bills. So in anticipation of our transaction closing, we're excited. And Windstream announced yesterday, and we have it in our materials today, but the Kinetic's going to build around 325,000 homes this year, so almost doubling what was built last year. And we think that number can grow over time.

And as we said in the prepared remarks, we think ultimately, we can get to 3 million to 3.5 million homes economically in the footprint. And by the end of 2025, as you said, we should be at around 2 million homes, which if you remember, actually just exceeds the original build target that Windstream had put out there previous to our combination. So we're excited that that original plan is going to be built by the end of 2025, two years ahead of the original plan.

And so look, I think the footprint has a tremendous amount of opportunity in it. Again, it's a relatively less urban footprint, tier 2 and tier 3 markets. And so over builders have continued to stay at bay in the footprint. With that said, we don't want to let any grass grow and we want to get the strategic markets built ASAP. And then of course, there's BEAD opportunity out there to reach areas of the footprint that wouldn't be economical without some sort of subsidy. So we're excited about the strategic opportunity plus the subsidized opportunity around the edges. That's really going to get us to substantial fiber coverage in the footprint.

And look, fiber subs will come. Fiber subs are highly correlated to obviously building fiber-to-the-homes. And to your point, we're definitely going to stay focused on building and the go-to-market and marketing at the same time. There's not going to be -- those are neck and neck from a priority point of view. And as Windstream has said publicly and we've reiterated, in the past 12 months, past 18 months, there's been a substantial improvement in the initial penetration levels in the latter-built cohorts in the 25% to 30% range for initial penetration, which is terrific.

And we expect to continue that focus going forward. We've got some nice enhancements to the plan that we're preparing to roll out, but we're excited about the progress thus far. And there's the opportunity to go back to those original cohorts where the penetration levels were a little bit lower initially. And we're now starting to see, with some of the more enhanced local market presence and digital marketing, that those penetration levels are also coming up.

So a lot of growth potential. It's exciting to see Kinetic being a sharetaker, and we don't see that changing anytime in the next number of years.

Paul Bullington^ And Frank, I'll just add just in terms of the timing of GCI. The timing of that kind of all being compressed into the first quarter of this year is more a function of just the mechanics of GCI than necessarily correlated to sort of the Windstream 2025 accelerated build plan. So if you recall back to last year, we maxed out GCI about mid-year, about July of last year. And so it hasn't been -- Windstream hasn't had the ability to submit for GCI reimbursements since last July. So they've got a backlog that then becomes eligible in the first quarter. So it's really a little bit more function of the declining GCI investment coming down from $250 million plus to now $175 million in 2025.

Operator^ (Operator Instructions) Bora Lee, RBC Capital Markets.

Bora Lee^ So I guess first of all, I was wondering how have the more recent needs of the hyperscalers kind of changed the way you think about how and where you build fiber in terms of the amount of fiber you deploy, geography, the number of ILAs required and so on? Just curious, high level, your thoughts there.

Kenneth Gunderman^ Morning, Bora. Yes, in short, it certainly has changed the way we've approached new builds. And in a nutshell, the amount of capacity needed from a strand count perspective, empty conduits, excess conduits has all increased dramatically, which is terrific. And I think I mentioned previously that we were selling 6 to 12 strands to hyperscalers as recently as a couple of years ago, and now we're selling 464 strand counts or well north of that.

And as I mentioned in our prepared remarks, we're already seeing hyperscalers come back to us for additional fiber on top of those already large initial purchases. And again, not every transaction is the same, so I'm generalizing a little bit, but ultimately, substantial increases in strand count, substantial increases in excess conduit capacity.

And we're absolutely looking at ILAs and implications for ILAs because as a result of the tremendous increase in strand count, you've got to think about providing for space and power and cooling in ILA facilities. And so, we've got an active work stream going on now to upgrade our standard ILA facility to allow for those enhanced needs as a result. And we're excited to be doing that because that means incremental bandwidth, it means incremental usage and obviously incremental revenue for us and ultimately can drive greater yields on the dollars that we're putting into the ground.

Geographically, we've stayed disciplined with respect to the deals that we're pursuing. We're really building new fiber in areas that really enhance the strategic value of our network. We're not going off into remote locations where there's not going to be a second or third use of that fiber and therefore lease up potential. We're really staying focused on routes and areas of our footprint that we've wanted to build for some time but couldn't make the economic case work or where we're expanding into areas we hadn't anticipated but we do see incremental lease up demand. But again, in our footprint, we're expanding our footprint around the edges to give us greater opportunity going forward.

We're also looking at the incremental maintenance requirements required of substantially higher strand count. So for example, if you need to splice a six strand count or 12 strand count opportunity, it's substantially more complicated when you talk about an 864 strand count opportunity, right? I mean, it's just a dramatic increase in fiber. And so the maintenance requirements go up and the repair requirements go up. I mean if a 864 strand count cable is cut, imagine going in and having to unwind that and clear it out and re-splice it. There's just a lot of implications there that exist today that didn't exist 12 or 18 or 24 months ago.

Again, all good opportunities for us because the hyperscalers don't want to have to deal with those things, right? And companies like us with boots on the ground around our network are able to provide that service which give us a stickier customer relationship, especially if we execute as we always have. So a lot of implications, but I think all good for our business, Bora.

Bora Lee^ And for my second question, in terms of wireless bookings, they were a bit, I guess, soft last year just because of the industry activity. Just wondering how that closed out if there was that pick-up towards the end of the year that you thought might happen and your outlook for the vertical in 2025?

Kenneth Gunderman^ Good question, Bora, and good recall on our comments at the beginning of 2024. We said we thought wireless bookings would be down for the year in 2024 versus 2023, but we thought that towards the end of 2024, there would be -- we would start to see a pick-up in wireless activity. We were right in one regard and wrong in another. Ultimately the wireless bookings for 2024 were not down, they were roughly flat compared to 2023. So still muted, but flattish instead of down.

And secondly, rather than seeing the pick-up in the second half of 2024, we really are starting to see it at the beginning of this year, and so we're excited about the prospects for 2025. I will tell you that we don't guide to bookings categories, but since you asked the question, I'll tell you that we are expecting wireless bookings to be up this year compared to 2024. And so far, the activity that we're seeing at the beginning of this year helps give us confidence that that should turn out to be the case.

Operator^ Thank you. At this time, I will now turn the conference back over to Kenny Gunderman for closing remarks.

Kenneth Gunderman^ Thank you. We appreciate your interest in Uniti Group and look forward to updating you further on future calls. Thank you for joining us today.

Operator^ This concludes today's conference call. Thank you for participating. You may now disconnect.

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